October 22, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Etheredge Robert Littlepage

Re:	Hub Cyber Security Ltd. Form 20-F for the Year Ended December 31, 2023 File No. 001-41634

Dear Ms. Etheredge:

We are writing to submit the responses of Hub Cyber Security Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the Securities and Exchange Commission (the “Commission”) dated September 18, 2024, relating to the above referenced Annual Report on Form 20-F (File No. 001-41557) filed by the Company on August 16, 2024 (the “Form 20-F”)

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form 20-F (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

For ease of review, we have set forth below the comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 20-F.

Form 20-F for the Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 84

1.

Your current results of operations discussion appears to solely focus on quantifying changes in line items between periods. Please revise your discussion for all periods presented to also include detailed qualitative descriptions of the reasons underlying material changes in each line item, including where material changes within a line item offset one another. Please also ensure that your revised discussion also provides a qualitative and quantitative description of changes in segment operating results and addresses any trends or events likely to have a material impact on your business. For example, we note your disclosure on page 8 that a large contract in your Professional Services division expired in December 2023 and that two large vendors have ceased supplying products to that division. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its discussion on pages 84 - 86 in Amendment No. 1 to include detailed qualitative descriptions of the reasons underlying material changes in each line item, including qualitative and quantitative description of changes in segment operating results.

2.

Over the past three years, you completed several mergers and acquisitions, including ALD (June 2021), Comsec (November 2021), and Legacy (May 2022). Per disclosures beginning on page F-39, we note that as of December 31, 2023, you discontinued all of Comsec’s business operations. We also note that in 2022 you recognized $8.7 million in asset impairments associated with the Legacy acquisition and in 2023, you recognized $9 million in impairment charges associated with your ALD business.

Please revise your discussion of the results of operations to address the material trends and other factors that led to these negative outcomes within such a short period after acquisition. Considering your disclosure on page 81 that the Comsec acquisition and ALD merger were significant drivers of your revenue and expense growth during 2022 and 2023, please also address how you expect the loss of the Comsec business will impact your operating results, cash flows and financial condition. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its discussion on page 82 in Amendment No. 1 to address the material trends and other factors that led to these negative outcomes within such a short period after acquisition.

Audited Financial Statements

Note 1 - General

f. Internal investigations, page F-16

3.	Please tell us in greater detail how and when you first became aware of the misappropriation allegations against Mr. Moshe and Ms. Bitan. We note that in your Form 6-K filed April 20, 2023, you indicated that the allegations were raised during on-going reviews by the new management of the Company but no timeframe or other context was provided.

Response: In response to the Staff’s comment, the Company respectfully notes that suspicions of the misappropriation allegations against Mr. Moshe and Ms. Bitan were apparently first raised by the Company’s former chief executive officer between February 2023 and March 2023 after he reviewed certain Company invoices and noticed a few irregularities. Shortly after being made aware of such allegations, the Company’s former chief executive officer engaged a private investigator on March 6, 2023 to investigate these allegations. The Company received a preliminary draft report from the private investigator on April 13, 2023. On April 14, 2023, the Company’s former chief executive officer met with the board of directors to inform the board of directors of the allegations and the findings in the preliminary draft report from the private investigator. On April 19, 2023, the Company’s board of directors appointed a special committee of the Company’s independent directors to oversee the internal investigation.

Note 22 - Commitments, Guarantees, Charges and Contingent Liabilities, page F-63

4.	On page F-26, you mention a provision for present legal or constructive obligations as a result of past events. Please tell us, in detail, how you determined that your disclosures within Note 22 (or elsewhere) comply with paragraphs 84-88 of IAS 37. If you believe that any of these disclosure requirements are not applicable to your facts and circumstances, please explain how you arrived at that conclusion.

Response: In response to the Staff’s comment, the Company respectfully notes that the table below sets forth a list of the legal proceedings appearing in the Company’s notes to its consolidated financial statements as a provision or contingent liability and the Company’s determinations how its disclosures comply with paragraphs 84-86 of IAS 37. The Company believes that paragraph 87 is not applicable, as it has not aggregated any provisions or contingent liabilities in its notes. Additionally, the Company believes that paragraph 88 is not applicable, as no provision and contingent liability have arisen from the same set of circumstances. For each of the claims below, the Company will provide updates on any future developments in subsequent filings.

Provision/contingent liability	Note in the Financial Statements	IAS 37.84 and 37.85	IAS 37.86
Insolvency Case 52995-10-23 All Ways Gateport Ltd. Vs. Comsec Distribution Ltd.	Note 22(c)(9)	N/A

A summary of the contingent liability has been given. As of the filing date, the company has not responded to the claim, and the initial hearing has not yet taken place. Therefore, the Company believed the claim was at an early stage to estimate the financial impact. The Company did not have any potential reimbursement.

Insolvency Case 25936-04-24 Dominion Capital LLC Vs. Hub Cyber Security Ltd.	Note 22 (c)(8)	N/A	A summary of the contingent liability has been given. The major request of the lawsuit was to declare the Company insolvent as was included in the disclosure. As of the filing date of the Company’s financial statement, the claim did not include any financial remedies against the Company.

T.A. 18-10-40773: Rotem Amfert Negev Ltd. and others Vs. A.A.H. Peles Ltd. and others	Note 22(c)(1)	N/A	A summary of the contingent liability has been given including potential reimbursement if needed in the disclosure.
C.A. 64235-03-22 Sykes Trading Company (1982) Ltd. and others Vs. Hub Information Security (Israel) Ltd. and others	Note 22(c)(2)

Based on Company’s legal counsel assessment, The Company has treated the claim as a provision in its consolidated financial statements, providing a comprehensive description of the claim, the sequence of events, the total amount of the lawsuit and the uncertainties surrounding its outcome. The Company has recorded a provision for this claim in the amount of 300,000 USD in its consolidated balance sheet but did not disclose the provision amount. The Company may also be reimbursed by the insurance provider. The company will update the disclosure in future filings.

N/A
C.A. 11921-03-23 MAJ’HAJ vs. Hub Cyber Security LTD. and others	Note 22(c)(5)	N/A

A summary of the contingent liability has been given. As of the filing date, the Company believed the claim was at an early stage to estimate the financial impact. The Company did not have any potential reimbursement.

Claim No. 1481-11-23 by Mr. Raphael Biton at Tel Aviv District Labor Court	Note 22(c)(11a)

Based on Company’s legal counsel assessment, the Company has treated the claim as a provision in its consolidated financial statements, providing a description of the claim, the sequence of events, and the total amount of the lawsuit. It should be noted that the amount to be recorded under IAS 37 was immaterial to the Company’s consolidated financial statements. Based on materiality, the Company will disclose the amount of the provision in future filings.

N/A
Claim No. 31854-04-24 by Mr. Roy Moshilov at Tel Aviv District Labor Court	Note 22(c)(11b)

Based on Company’s legal counsel assessment, the Company has treated the claim as a provision in its consolidated financial statements, providing a description of the claim, the sequence of events, and the total amount of the lawsuit. It should be noted that the amount to be recorded under IAS 37 was immaterial to the Company’s consolidated financial statements. Based on materiality, the Company will disclose the amount of the provision in future filings.

N/A

Oppenheimer & Co. Inc. v. Huber Cyber Security (Israel) Ltd. aka Hub Cyber Security Ltd. Case No. 1:23-cv-04909-JPC (S.D.N.Y.):	Note 22(c)(6), Note 5	The required disclosures were included in note 22(c)(6) and note 5	N/A
HUB Cyber Security Ltd. 1:23-cv-05764 (S.D.N.Y.):	Note 22(c)(10)	N/A

A summary of the contingent liability has been given. The proceeding is in a very preliminary stage so there is no ability to assess the amount of the claim and the probability for the negative cash flow

Dominion Capital LLC v. HUB Cyber Security Ltd., Index No. 656000-2023 (Sup. Ct., N.Y. County):	Note 22 (c)(7), Note 20(d)(5)	The required disclosures were included in note 22(c)(7) and note 20(d)(5)	N/A
C.A. 17979-02-23: Yuval Lev Vs. Hub Cyber Security LTD.	Note 22 (c)(3)	N/A

The nature of the claim is for the disclosure of documents and does not include any financial remedies against the Company as of the filing date of the Company’s financial statement.  Therefore, the Company’s disclosure included a comprehensive description of the claim, and the sequence of events.

C.A. 15175-07-24: Uri Dahan Vs. Hub Cyber Security LTD.	Note 22 (c)(4)	N/A

The nature of the claim is for the disclosure of documents and does not include any financial remedies against the Company as of the filing date of the Company’s financial statement. Therefore, the Company’s disclosure included a comprehensive description of the claim, and the sequence of events.

Claim 54822-07-24: Chayim Lieberman Vs. Hub Cyber Security LTD.	Note 22 (c)(11c)	N/A	A description of the claim has been given. It should be noted that this claim was immaterial to the Company’s financial statements.

Please contact me at +9720522357470 if you have any questions or require any additional information in connection with this letter or the Company’s filing of Amendment No. 1.

Sincerely,

/s/ Noah Hershcoviz

Chief Executive Officer

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